EXHIBIT "D"

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of , 1997, by and between River Bank America, a New York chartered savings bank ("Assignor"), and River Asset Sub, Inc., a Delaware corporation ("Assignee").

1. For value received, Assignor hereby grants, transfers, conveys, assigns and delivers to Assignee all of Assignor's right, title and interest in and to all of Assignor's assets (the "Assets"), other than an amount in cash, estimated to be no more than $_________, sufficient for Assignor to pay the costs of continuing regulation and liquidation, to resolve any claims made against Assignor during the notice period to creditors and to abide by the statutory requirement under the New York State Banking Law that Assignor remain solvent until its final dissolution, to have and to hold the same unto Assignee, its successors and assigns forever.

2. In consideration of the assignment of the Assets by Assignor to Assignee, Assignee hereby assumes and agrees to pay, perform and discharge when due all liabilities and obligations of Assignor of any kind or nature, known or unknown, whether absolute, contingent, accrued or otherwise, and whether arising before or after the date hereof, without limitation.

3. Each of the parties hereto understands and agrees that no party hereto or in any other agreement or document contemplated by this Assignment and Assumption Agreement or otherwise is making any representation or warranty whatsoever with respect to the Assets, including, without limitation, as to title, value or legal sufficiency. It is also agreed and understood that all assets either transferred to or retained by the parties, as the case may be, shall be "as is, where is" and that the party to which such assets are to be transferred hereunder shall bear the economic and legal risk that any conveyance of such assets shall prove to be insufficient or that such party's title to any such assets shall be other than good and marketable and free from encumbrances.

4. Assignee shall indemnify, defend and hold harmless Assignor, its affiliates, subsidiaries, directors, officers and employees from and against any and all losses, liabilities, claims, suits, proceedings, demands, judgments, damages, expenses and costs, including reasonable attorneys' fees and costs of defense, which Assignor or its affiliates, subsidiaries, directors, officers or employees may suffer or incur by reason of the liabilities of Assignor expressly assumed pursuant to paragraph 2 hereof and any other liability relating to the Assets or the business of Assignor.


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5.       From time to time, each of the parties hereto shall, if requested by any other party hereto, make, execute and deliver to such requesting party any such additional deeds, assignments, bills of sale and other instruments, documents, certificates and agreements as may be reasonably necessary or appropriate to consummate the transactions contemplated hereby.

         IN WITNESS WHEREOF, Assignor and Assignee have caused this instrument to be duly executed as of the ____ day of , 1997.


                                     RIVER BANK AMERICA


                                     By:
                                     Name:
                                     Title:



                                     RIVER ASSET SUB, INC.


                                     By:
                                     Name:
                                     Title:



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